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                               April 11, 2022

       Andrew Thomas
       Chief Executive Officer
       Skkynet Cloud Systems, Inc.
       2233 Argentia Road, Suite 306
       Mississauga , ON
       Canada L5N 2X7

                                                        Re: Skkynet Cloud
Systems, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 18,
2022
                                                            File No. 333-262797

       Dear Mr. Thomas:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1

       Exhibits

   1. Please file a revised legality opinion that is consistent with the number of shares that are being offered by
selling shareholders in this offering. We note that the selling shareholders are
offering 8,000,150 shares of common stock but the legality opinion indicates that you are
registering 7,996,400 shares of common stock.
 Andrew Thomas
FirstName   LastNameAndrew
Skkynet Cloud   Systems, Inc. Thomas
Comapany
April       NameSkkynet Cloud Systems, Inc.
       11, 2022
April 211, 2022 Page 2
Page
FirstName LastName
      You may contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Claudia McDowell